BAOSHINN CORPORATION

A-B 8/F Hart Avenue

Tsimshatsui, Kowloon, Hong Kong

(852) 31843029

September 17, 2008

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Baoshinn Corporation (File No.:  000-52779)

[JH&M File No. 3615.08]

Dear Sir or Madam:

On August 11, 2008, we filed our Form 10-Q, but it was inadvertently filed on the EDGAR system as a Form 10-12G filing.  On August 11, 2008, we filed the Form 10-Q using the correct form number under Edgar Accession Number 0001365357-08-00019.  In order to correct the initial error, we are hereby filing this Form RW today and would very much appreciate it if you would withdraw the inadvertent Form 10-12G filing of Baoshinn Corporation.

The CIK for Baoshinn Corporation:  0001365357.

The Edgar Accession Number for the incorrect filing was:  0001365357-08-000017.

Thank you for your assistance with this matter.  If you should have any questions or if you need additional information, please contact our attorney, Richard W. Jones at (770) 804-0500.

Sincerely,

BAOSHINN CORPORATION

/s/ Benny Kan

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